UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                             WSFS Financial Corporation

                                  (Name of Issuer)

                            $0.01 Par Value Common Stock

                           (Title of Class of Securities)

                                    855180 10 5
                                   (CUSIP Number)

        Henry B. Tippie, P.O. Box 26557, Austin, Texas 78755, (512) 346-1800

(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                                  April 7, 2000
               (Date of Event which Requires Filing of this Statement)










If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box   /__/.

                                    SCHEDULE 13D
                             WSFS FINANCIAL CORPORATION

CUSIP NO.   855180 10 5                                           Page 2 of 5

(1)   NAME OF REPORTING PERSON

      (a)   Estate of John W. Rollins, Sr.
      (b)   Henry B. Tippie, Executor of the Estate of John W. Rollins,
            Sr.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      (a)   E.I.N. # 54-6461824
      (b)   S.S. # ###-##-####
_____________________________________________________________________

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /__/
                                                                        (b) /__/

_____________________________________________________________________
(3)   SEC USE ONLY

_____________________________________________________________________

(4)   SOURCE OF FUNDS*

      00
____________________________________________________________________

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        /__/

____________________________________________________________________

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      (a)   State of Delaware
      (b)   United States
____________________________________________________________________

(7)   SOLE VOTING POWER
      (a)   852,133
      (b)   -0-
____________________________________________________________________

 NUMBER OF        (8)   SHARED VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY
    EACH          (9)   SOLE DISPOSITIVE POWER
  REPORTING                   (a)   852,133
PERSON WITH                   (b)   -0-

                  (10)  SHARED DISPOSITIVE POWER


                                    SCHEDULE 13D
                             WSFS FINANCIAL CORPORATION

CUSIP NO.   855180 10 5                                           Page 3 of 5

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      (a)   852,133
      (b)   -0-
_____________________________________________________________________

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*            /__/

_____________________________________________________________________

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (a)   7.6%
      (b)   0.0%
_____________________________________________________________________

(14)  TYPE OF REPORTING PERSON*

      (a)   00
      (b)   IN
_____________________________________________________________________

Item 1.     Security and Issuer.

            The class of equity security to which this Schedule 13D relates is the Common Stock, par value $0.01 per share, of WSFS Financial Corporation, a Delaware corporation (the "Corporation"). The principal office of the Corporation is located at 838 Market Street, Wilmington, Delaware 19899.

Item 2.     Identity and Background.

            This Schedule 13D is filed by the Estate of John W. Rollins, Sr. (the "Estate") and Henry B. Tippie, both as executor of the Estate and individually ("Mr. Tippie"). The Estate and Mr. Tippie are not a "group" within the meaning of Section 13(d) and are filing on the same Schedule for convenience only.

            The Estate came into existence upon the death of John W. Rollins, Sr. on April 4, 2000. The Estate's business address is 2200 Concord Pike, Wilmington, Delaware 19803. Letters Testamentary upon the Estate were in due form of law granted unto Mr. Tippie on April 7, 2000. Mr. Tippie's business address is 3420 Executive Center Drive, N.W., Suite 163, Austin, TX 78731.

            Mr. Tippie is Chairman of the Executive Committee and Vice Chairman of the Board of Rollins Truck Leasing Corp., Chairman of the Executive Committee and Director of Matlack

                                    SCHEDULE 13D
                             WSFS FINANCIAL CORPORATION

CUSIP NO.   855180 10 5                                            Page 4 of 5

            Systems, Inc., Chairman of the Board and Chief Executive Officer of Tippie Services, Inc., Vice Chairman of the Board of Dover Downs Entertainment, Inc. and a Director of various other public and private companies.

            During the last five years neither Mr. Tippie nor the Estate were convicted in a criminal proceeding.

            During the past five years neither Mr. Tippie nor the Estate were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding, either was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Tippie is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            This section is not applicable as the securities were acquired by the Estate by operation of law upon the death of Mr. Rollins.

Item 4.     Purpose of Transaction

            Please refer to Item 3. Neither the Estate nor Mr. Tippie have any plans or proposals which relate to any of the matters requiring disclosure under this Item 4.

Item 5.     Interest in Securities of the Issuer.

            (a)   Estate:           852,133
                  Mr. Tippie:          -0-

            (b)   Please refer to Items 7 through 9 on page 2 and Item
                  5(a) above.

            (c)   None

            (d)   None

            (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable.


                                    SCHEDULE 13D
                             WSFS FINANCIAL CORPORATION

CUSIP NO.   855180 10 5                                           Page 5 of 5

Item 7.     Material to be filed as Exhibits.

            None.

                                          SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Estate of John W. Rollins, Sr.


Date:   April 18, 2000                    /s/ Henry B. Tippie
                                          By Henry B. Tippie, Executor


                                          /s/ Henry B. Tippie
                                          Henry B. Tippie, Individually


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)